

January 13, 2011

Jim Schutz
Chief Operating Officer, General Counsel, Corporate Secretary and Director
Oculus Innovative Sciences, Inc.
1129 N. McDowell Blvd.
Petaluma, CA 94954

> **Re:** **Oculus Innovative Sciences, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **Filed June 8, 2010**
> **Letter Dated December 17, 2010**
> **File No. 001-33216**

Dear Mr. Schutz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 13. Certain Relationships, Related Transactions . . . , page 75

1. Please tell us how the definition of related person in the Instructions to Item 404(a) that includes a person who is a director; an immediate family member of a director, including a child regardless of whether the child shares the same household; or a security holder covered by Item 403(a) at any time during the specified period for which disclosure is required would affect your responses to prior comments 3, 4, and 5.

2. Regarding your response to prior comments 3 and 5 related to your Revenue Sharing and Distribution Agreement with Vetericyn, Inc. (formerly VetCure, Inc.) on pages 8 and 9:

- We note your disclosure of this related person transaction, such as on page 12 of your definitive proxy statement. With a view towards disclosure, please tell us the amounts involved in the transaction, including the amounts outstanding as of the latest practicable date and any amounts paid during the periods for which disclosure is required.

- Please tell us why you did not file your September 1, 2010 amendment, mentioned on page 10 of your Form 10-Q for the fiscal quarter ended September 30, 2010.

3. We note your response to prior comments 3 and 5 related to your Revenue Sharing and Distribution Agreement with Innovacyn, Inc. (formerly V&M Industries, Inc.) on pages 9 and 10. Please tell us, with a view towards disclosure the amounts involved in the transaction, including the amounts outstanding as of the latest practicable date and any amounts paid during the periods for which disclosure is required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aslynn Hogue at (202) 551-3841 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile):   Amy M. Trombly, Esq. — Trombly Business Law, PC